Exhibit 99.52

Ontario	Commission des	22nd Floor	22e étage
Securities	valeurs mobilières	20 Queen Street West	20, rue Queen ouest
Commission	de l‘Ontario	Toronto ON M5H 3S8	Toronto ON M5H 3S8

RECEIPT

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

This is the receipt of the Ontario Securities Commission for the Short Form Prospectus of the above Issuer dated August 26, 2020 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

August 26, 2020

Sonny Randhawa

Sonny Randhawa
Director, Corporate Finance Branch

SEDAR Project # 3096381